Exhibit 12


    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE

        Computation of Ratio of Earnings to Fixed Charges

                                            Millions of Dollars
                                         ------------------------
                                         Six Months Ended June 30
                                         ------------------------
                                           2001              2000
                                         ------------------------
                                                (Unaudited)
Earnings Available for Fixed Charges
  Income before income taxes             $2,223             1,430
  Distributions less than equity in
    earnings of fifty-percent-or-less-
    owned companies                        (101)              (53)
  Fixed charges, excluding capitalized
    interest*                               224               219
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                                         $2,346             1,596
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Fixed Charges
  Interest and expense on indebtedness,
    excluding capitalized interest       $  166               160
  Capitalized interest                      111                57
  Preferred dividend requirements of
    capital trusts                           26                26
  Interest portion of rental expense         21                24
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                                         $  324               267
=================================================================
Ratio of Earnings to Fixed Charges          7.2               6.0
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*Includes amortization of capitalized interest totaling
 approximately $11 million and $9 million in 2001 and 2000, respectively.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned fifty percent or less that have debt for which the company is contingently liable.
Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes a minimal amount of interest attributable to the LTSSP borrowing in both the first six months of 2001 and 2000.


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